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Filed pursuant to Rule 424(b)(2)
Registration File No. 333-70082

Prospectus Supplement
(To Prospectus Dated October 5, 2001)

8,000,000 Shares
AMERICA FIRST MORTGAGE INVESTMENTS, INC.
COMMON STOCK

    We are offering 8,000,000 shares of our common stock at a price of $8.00 per share. We will receive all of the net proceeds from the sale of this stock. Our common stock is listed on the New York Stock Exchange under the symbol "MFA." The last reported sale price of our common stock on November 1, 2001 was $8.05 per share.

    Investing in our securities involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 3 of the accompanying prospectus and "Additional Risk Factors" beginning on page S-9 of this prospectus supplement before buying shares of our common stock.

	Per Share	Total
Public offering price	$8.00	$64,000,000
Underwriting discounts	$0.48	$3,840,000
Proceeds, before expenses, to us	$7.52	$60,160,000

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters an option to purchase an additional 1,200,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

    We expect that the common stock will be ready for delivery on or about November 7, 2001.

FRIEDMAN BILLINGS RAMSEY
Tucker Anthony Sutro Capital Markets
Stifel, Nicolaus & Company
Incorporated

November 1, 2001

    You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement
Forward Looking Statements	S-2
America First Mortgage Investments, Inc.	S-3
The Offering	S-8
Use of Proceeds	S-8
Additional Risk Factors	S-9
Selected Financial Data	S-12
Capitalization	S-14
Market Price and Dividends on our Common Stock	S-15
Management	S-16
Underwriting	S-18
Experts	S-20
Legal Opinions	S-20
Pro Forma Financial Information	F-1
Prospectus
About This Prospectus	1
America First Mortgage Investments, Inc.	1
Ratio of Earnings to Fixed Charges	2
Use of Proceeds	3
Risk Factors	3
Description of Securities	8
Certain Federal Income Tax Considerations	13
Plan of Distribution	20
Experts	22
Legal Opinions	22
Where You Can Find More Information	22
Incorporation of Certain Documents By Reference	23

Forward-Looking Statements

    This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

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  increases in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

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  changes in short-term interest rates;

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  our ability to use borrowings to finance our assets;

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  whether we will become a self-advised company or continue to be externally-advised;

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  increases in our advisory fees if we do not become self-advised;

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  expenses associated with the process of becoming self-advised;

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  risks associated with investing in real estate, including changes in business conditions and the general economy;

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  changes in government regulations affecting our business; and

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  our ability to maintain our qualification as a real estate investment trust for federal income tax purposes.

    Other risks, uncertainties and factors, including those discussed under "Additional Risk Factors" in this prospectus supplement and "Risk Factors" in the accompanying prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, including our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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    The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference in this prospectus supplement and the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in the accompanying prospectus and "Additional Risk Factors" in this prospectus supplement before making an investment decision to purchase shares of our common stock. All references to "we," "us" or "our company" in this prospectus supplement and the accompanying prospectus mean America First Mortgage Investments, Inc. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described herein under "Underwriting."

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

Our Business

    We invest in adjustable-rate mortgage-backed securities that we acquire in the secondary market. Our assets consist primarily of mortgage-backed securities guaranteed by an agency of the United States government such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), other securities rated AAA by Standard & Poors Corporation or cash. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates. We also own interests in multifamily apartment properties and publicly-traded equity and debt securities issued by real estate investment trusts and other companies. As of June 30, 2001, these non-mortgage assets represented approximately 3% of our total assets.

Investment Strategy

    The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that have principal and interest that are guaranteed by an agency of the United States government such as GNMA, FNMA or FHLMC. We are not in the business of originating mortgage loans or providing other types of financing to the owners of real estate.

    Interest rates on adjustable-rate mortgages are based on an index rate and adjusted periodically. Typical index rates include:

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  CMT Index. The one-year constant maturity treasury rate.

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  LIBOR. The London Interbank Offered Rate that banks in London offer for deposits of U.S. dollars.

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  COFI. A monthly or semiannual weighted average of the actual interest expenses recognized during a given month by all savings institutions headquartered in Arizona, California and Nevada, as published by the Federal Home Loan Bank of San Francisco.

    The interest rates on adjustable-rate mortgages are usually adjusted annually, but some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% to 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. Some adjustable-rate mortgages are hybrids with a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

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    We also hold interests in corporate and partnership entities that own six apartment properties containing a total of 1,473 rental units. Four of these apartments are located in Georgia, one is located in North Carolina and one is located in Nebraska. In addition, we own publicly-traded equity and debt securities issued by real estate investment trusts and other companies, not all of which are in the real estate industry.

    As of June 30, 2001, we had total assets on our balance sheet of $898 million, of which approximately 94% consisted of mortgage-backed securities guaranteed by GNMA, FNMA or FHLMC, other securities rated AAA by Standard & Poors Corporation or cash. Our policy is to maintain an assets-to-equity ratio of less than 11 to 1. As of June 30, 2001, our assets-to-equity ratio was approximately 6.33 to 1.

Financing Strategy

    We finance the acquisition of our mortgage-backed securities at short-term borrowing rates through the use of repurchase agreements. Under a repurchase agreement, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference in the sale price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we renew such agreement at the then prevailing financing rate. The repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. To date, we have not had margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

    Our repurchase agreements generally range from one month to one year in duration. Should the providers of the repurchase agreements decide not to renew them at maturity, we must either refinance these obligations or be in a position to retire the obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets. To reduce our exposure, we enter into repurchase agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by both Standard and Poor's Corporation and Moody's Investors Services, where applicable. If this minimum criterion is not met, then we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below "A," we will seek board approval before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four lenders with a maximum exposure to any lender of no more than three times our stockholders' equity. As of June 30, 2001, we had repurchase agreements with ten lenders with a maximum exposure to any one lender of not more than 1.5 times our stockholders' equity.

    Each of our multifamily apartment properties is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies in which we hold equity interests. Each of these mortgage loans is made to the ownership entity on a nonrecourse basis, which means that the lender's only source of payment in the event of a default is the foreclosure of the property securing the mortgage loan. As of June 30, 2001, aggregate mortgage indebtedness secured by our six multifamily apartment properties was approximately $48,500,000.

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    We also use repurchase agreements to finance our corporate debt securities. We have financed our investments in equity securities through loans from a variety of broker-dealers. We pledge these investments to secure our margin loans and can borrow up to 50% of the market value of these assets.

Proposal To Become Self-Advised

    We are currently an externally-advised company. This means that we rely on another company, America First Mortgage Advisory Corporation ("AFMAC"), to manage our investments and perform administrative services for us. AFMAC provides us with all personnel, utilities, equipment and supplies, insurance, accounting administrative and other support services, office facilities and other items necessary for our business operations. We adopted this structure at the time we began operations in 1998 because our board of directors determined that the size and scope of our business operations at that time were not sufficient to support the overhead costs associated with a self-advised structure.

    Under our advisory agreement with AFMAC, we pay AFMAC a base fee equal to 1.10% per annum of the first $300 million of our stockholders' equity plus 0.80% per annum of the portion of our stockholders' equity above $300 million. This base fee is paid on a monthly basis. We also pay AFMAC, on a quarterly basis, an incentive compensation fee of 20% of the amount by which our return on our equity for each quarter exceeds a return based on the ten-year U.S. Treasury Rate plus 1%. The amount of these fees has increased as our assets and stockholders' equity have grown. In June 2001, our stockholders' equity increased by over $67 million as a result of the sale of 10,335,214 shares of our common stock in an underwritten public offering. The net proceeds of this offering have been fully invested in additional mortgage-backed securities, bringing our current assets to approximately $1.4 billion as of September 30, 2001.

    As a result of the growth in our assets and stockholders' equity, our board of directors believes that our business operations have now achieved adequate size and scope to justify becoming a self-advised company. In order to accomplish this result, we entered into a merger agreement with AFMAC under which AFMAC will be merged with us. The closing of the merger is subject to a number of conditions, including the approval by our stockholders. If the merger is consummated, the employees of AFMAC will become our employees. This will allow us to retain the services of our current management team that has operated our business from its inception. We will assume the employment contracts of these employees. The terms of these agreements will be amended to provide, among other things, for non-competition covenants. See "Management — Executive Compensation." We will also acquire all of the tangible and intangible business assets of AFMAC used in connection with our operations if the merger is completed. As a result of the merger, we will be a self-advised company and the advisory agreement with AFMAC will be terminated.

    As a self-advised company we will incur all the costs of running our company, some of which are currently paid by AFMAC. However, we expect that the amount of these additional costs will be less than the amount of fees that would be payable to AFMAC if we remain an externally-advised company under the existing advisory agreement. As a result, we anticipate that becoming self-advised will have a positive effect on our earnings per share under current market conditions. However, no assurance can be given that becoming self-advised will be accretive to our earnings per share on a prospective basis. See "Additional Risk Factors — Our Net Income May Decrease if We Become Self-Advised." While we will become a self-advised company as a result of the merger, we expect to continue to use an affiliate of AFMAC to manage our six multifamily apartment properties after the merger. Our net investment in these properties represented approximately 1% of our assets as of June 30, 2001. The management contracts for these properties provide for terms that are competitive with unaffiliated property managers and may be terminated by us by giving 30 days written notice.

    Under the merger agreement with AFMAC, we will issue 1,287,501 shares of our common stock to the stockholders of AFMAC. America First Companies L.L.C. ("America First") owns 80% of the stock

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of AFMAC. Michael Yanney, the Chairman of our Board of Directors, is a majority owner of America First. George H. Krauss, one of our directors, owns approximately 17% of America First. Stewart Zimmerman, our President and Chief Executive Officer, and William S. Gorin, our Chief Financial Officer, Executive Vice President and Treasurer, collectively own approximately 3% of America First. In addition, Messrs. Zimmerman, Gorin and Ronald A. Freydberg, our Executive Vice President and Secretary, own, in the aggregate, the remaining 20% of AFMAC. The shares of our common stock issued in the merger with AFMAC will not be registered under federal securities laws and 100% of the shares issued to Messrs. Zimmerman, Gorin and Freydberg and 80% of the shares issued to America First will be subject to restrictions on resale for one year after completion of the merger. America First will have the right to sell up to 20% of the shares it receives in the merger within the first year after completion of the merger. We will agree to register the shares issued to America First and to Messrs. Zimmerman, Gorin and Freydberg under the Securities Act of 1933, as amended, after these restriction periods expire.

    Because of the potential conflicts of interest associated with the merger, our board of directors established a special committee consisting of three of our independent directors, who are not members of management or employees or owners of AFMAC or America First. The special committee directed the negotiations regarding the terms of the merger on our behalf and recommended to our entire board that we enter into the merger with AFMAC. The special committee retained Tucker Anthony Sutro Capital Markets ("Tucker") to act as its financial advisor in connection with the merger. In making its recommendation to proceed with the merger, the special committee relied on, among other things, the written opinion of Tucker that the merger consideration to be paid by us in the merger with AFMAC is fair, from a financial point of view, to us and our stockholders. Tucker is one of the underwriters of this offering. See "Underwriting."

    We believe the merger will be treated as a tax-free reorganization for federal income tax purposes. For accounting purposes, the merger will not be considered to be an acquisition of a business for purposes of applying Accounting Principal Board Opinion No. 16. As a result, we will record a charge against our operating income in the quarter during which the merger closes equal to the difference between the then current market value of the shares of common stock we issue in the merger and the value of the tangible assets we acquire from AFMAC. See "Pro Forma Financial Information."

    The merger is subject to the approval of our stockholders and several other conditions. We will call a special meeting of our stockholders for the purpose of voting on the merger. We expect that the record date we set to establish the persons entitled to vote at this special meeting will be after the closing date for this offering. Accordingly, we anticipate that persons acquiring shares of our common stock in this offering will be entitled to vote at the special meeting if they retain their shares as of the record date. Approval of the merger will require the affirmative vote of a majority of the shares of our common stock voting at the special meeting as long as the total vote cast at the special meeting represents a majority of the shares entitled to vote at the special meeting. There can be no assurance that our stockholders will approve the merger or that the other conditions to the merger will be satisfied. If the merger is not completed, we expect to continue to operate as an externally-advised company under our existing advisory agreement with AFMAC. See "Additional Risk Factors — We May Not Become a Self-Advised REIT."

Other Recent Developments

    On June 27, 2001, we issued 10,335,214 shares of our common stock in a public offering, including 1,335,214 shares sold pursuant to the underwriters' over-allotment option. We raised total net proceeds of approximately $67 million from this offering. Pursuant to our investment policy, we applied the net proceeds toward the purchase of additional mortgage-backed securities. During the third quarter of 2001, we acquired 16 FNMA whole-pool mortgage-backed certificates with an aggregate remaining principal balance of $329.1 million ("FNMA Certificates"). The FNMA Certificates bear interest at

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rates ranging from 5.67% to 7.87% per annum. The total purchase price we paid for the FNMA Certificates, including accrued interest, was approximately $336.4 million. We also acquired three FHLMC whole-pool mortgage-backed certificates with an aggregate remaining principal balance of $86.0 million ("FHLMC Certificates"). The FHLMC Certificates bear interest at rates ranging from 5.70% to 6.75% per annum. The total purchase price we paid for the FHLMC Certificates, including accrued interest, was approximately $87.6 million. In addition, we acquired two non-agency AAA assets with an aggregate remaining principal balance of $97.5 million. The non-agency AAA assets bear interest at rates of 5.93% and 6.00% per annum. The total purchase price we paid for the non-agency AAA assets, including accrued interest, was approximately $97.9 million. We financed these acquisitions with the proceeds of various LIBOR-based repurchase agreements aggregating $465.2 million.

    On September 21, 2001, we declared our third quarter 2001 common stock dividend of $0.225 per share. This dividend is payable on October 18, 2001 to stockholders of record on October 2, 2001. We have increased the rate at which we pay dividends with respect to each of the last four calendar quarters, from $0.155 per share for the fourth quarter of 2000 to $0.225 per share for the third quarter of 2001. See "Market Price and Dividends On Our Common Stock."

    On October 17, 2001, we announced earnings for the quarter ended September 30, 2001 of $5,087,326 or $0.27 per share of common stock outstanding. This compared to $3,297,927 or $0.37 per share of common stock for the quarter ended September 30, 2000 (of which $0.23 per share was attributable to the gain on sale of a multifamily property) and $2,222,816 or $0.24 per share of common stock for the quarter ended June 30, 2001.

Real Estate Investment Trust

    We have elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Certain Federal Income Tax Considerations" in the accompanying prospectus.

General Information

    We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 399 Park Avenue, 36th Floor, New York, New York 10022. Our telephone number is (212) 935-8760.

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THE OFFERING

Common stock offered by us	8,000,000 shares(1)
Common stock to be outstanding after the offering	27,034,850 shares(2)
New York Stock Exchange symbol	MFA

(1)
9,200,000 shares of common stock if the underwriters exercise their over-allotment option in full.

(2)
28,234,850 shares of common stock if the underwriters exercise their over-allotment option in full. Does not include 815,000 shares of common stock that may be issued upon the exercise of options granted under our 1997 Employee Stock Option Plan at exercise prices ranging from $4.875 to $9.375 per share. A total of 740,000 of these options are currently vested and the remainder are unvested. We may issue options for up to 1,400,000 shares under our 1997 Stock Option Plan. Also does not include 1,287,501 shares of our common stock that we expect to issue in connection with our proposed merger with AFMAC. See "America First Mortgage Investments, Inc. — Proposal to Become Self-Advised."

USE OF PROCEEDS

    We intend to use the net proceeds from this offering to acquire additional mortgage-backed securities consistent with our investment policy. Pending investment, we will hold these net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

    The net proceeds from the sale of the 8,000,000 shares of common stock we are offering will be approximately $59.7 million ($68.7 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and the estimated expenses of this offering.

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ADDITIONAL RISK FACTORS

We may not be Able to Use the Money We Raise to Acquire Investments at Favorable Prices.

    The net proceeds of this offering will represent a significant increase in our equity. Depending on the amount of leverage that we use, the full investment of the net proceeds of this offering will result in a substantial increase in our total assets. There can be no assurance that we will be able to invest all of these additional funds in mortgage-backed securities at favorable prices. As a result, we may not be able to acquire enough mortgage-backed securities in order to become fully invested after the offering, or we may have to pay more for mortgage-backed securities than we have historically. In either case, the return that we earn on stockholders' equity may be reduced.

We may not Become a Self-Advised REIT.

    The merger agreement that we entered into with AFMAC, our external advisor, is subject to several conditions, including the condition that it be approved by our stockholders. As a result, there cannot be any assurance that our proposed merger with AFMAC will be completed. If the merger with AFMAC does not occur, we expect to continue to operate as an externally-advised company under our existing advisory agreement with AFMAC. The amount of the fees that we would anticipate paying to AFMAC in the future will be substantially higher than the fees we have paid to it in the past. This is due to the increase in our assets and stockholders' equity resulting from our recent stock offering and the anticipated increases that will result from this offering. Accordingly, under present market conditions, we expect that our earnings per share in the future will be lower as an externally-advised company than they would be as a self-advised company.

Our Net Income per Share may Decrease if We Become Self-Advised.

    We cannot assure you that the cost savings we anticipate from no longer paying the base and incentive advisory fees to AFMAC will offset the additional expenses that we will incur as a self-advised REIT. These additional expenses will include all of the salaries and benefits of our executive officers and the other employees we will need to operate as a self-advised company. See "Management — Executive Compensation." Even if our earnings are not adversely affected, our earnings per share may decrease because we will be issuing additional shares of our common stock as merger consideration. These additional shares will represent approximately 6.3% of the total number of shares outstanding after the merger not taking into account shares issued in this offering. If we remain externally-advised, the amount of the base and incentive advisory fees payable to AFMAC will depend on a number of factors, including the amount of additional equity, if any, that we are able to raise and the profitability of our business. Therefore, the exact amount of future fees that we would pay to AFMAC cannot be predicted with complete accuracy. If the expenses we assume as a self-advised company are higher than we anticipate or the fees we would pay in the future to AFMAC as an externally-advised company would have been lower than we anticipate, our net income per share may decrease as a result of becoming self-advised. If we had completed the merger with AFMAC as of January 1, 2001, our pro forma earnings per share for the three- and six-month periods ended June 30, 2001 would have been lower than our actual earnings per share for those periods. See "Pro Forma Financial Information."

The Merger with AFMAC will Reduce Our Book Value per Share

    The issuance of 1,287,501 additional shares in the merger with AFMAC will increase the number of our shares of common stock outstanding without increasing our net worth. As a result, the pro forma book value as of June 30, 2001 (which does not take into account shares issued in this offering) will decline by $0.52 per share and our stockholders will experience a 7.0% dilution of their current ownership interest.

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The Number of Shares We Issue in the Merger with AFMAC will not Change to Reflect Changes in the Relative Value of Our Company and AFMAC After the Date the Merger Agreement was Signed

    The number of shares of our common stock that we will issue in the merger with AFMAC is fixed. Therefore, it will not be reduced even if the market price of our common stock increases after the date the merger agreement was signed. Likewise, it will not be reduced even if the value of AFMAC goes down after that date. The value of our company may change because of the financial or other results of our company, changes in the economic sector in which our company operates, changes in economic conditions generally and other factors that might affect the business, condition and prospects of our company.

    Furthermore, we do not intend to obtain an updated fairness opinion from Tucker. Changes in the operations and prospects of our company and AFMAC, general market and economic conditions and other factors which are beyond our control, on which the opinion of Tucker is based, may have altered the relative value of the companies after the date of the original fairness opinion.

The Merger with AFMAC may Cause Us to Lose Our REIT Status for Tax Purposes

    In order to maintain our status as a REIT for federal income tax purposes, we are not permitted to have current or accumulated earnings and profits carried over from AFMAC. If the IRS successfully asserts that we acquired current or accumulated earnings and profits from AFMAC and failed to distribute, during the taxable year in which the merger occurs, all of such earnings and profits, we would lose our REIT qualification for the year of the merger, as well as any other taxable years during which we held such acquired earnings and profits, unless, in the year of such determination, we make an additional distribution of the amount of earnings and profits determined to be acquired from AFMAC. In order to make such an additional distribution, we could be required to borrow funds or sell assets even if prevailing market conditions were not generally favorable. For any taxable year that we fail to qualify as a REIT, we would not be entitled to a deduction for dividends paid to our stockholders in calculating our taxable income. Consequently, our net assets and distributions to our stockholders would be substantially reduced because of our increased tax liability. Furthermore, to the extent that distributions had been made in anticipation of our qualification as a REIT, we might also be required to borrow additional funds or to liquidate certain of our investments in order to pay the applicable tax on our income.

After the Merger We will be Dependent on Our Own Executives and Employees

    As an externally-advised company, we rely on AFMAC to provide us with all personnel necessary for the operation of our business. As a result, the services of AFMAC employees, as well as the employees of America First, are available to us. After the merger, we will rely on our own employees to operate our business, and will not be able to rely on employees of AFMAC and America First. As a result, we will depend on a smaller group of executive officers and employees to operate our business after the merger. Accordingly, the loss of the services of any key employee, particularly one of our executive officers, may have a negative effect on our business operations.

After the Merger We will be Subject to Potential Liability as an Employer

    We do not directly employ any employees or maintain any benefit or retirement plans. However, if we become self-advised, we expect to directly employ the persons who are currently employees of AFMAC. In addition to their salaries and other cash compensation, we will need to establish certain health, retirement and other employee benefit plans, and we will bear the costs of the establishment and maintenance of these plans. As an employer, we will be subject to potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

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The Issuance of Our Shares in Connection with the Merger may be Subject to Registration Under Securities Laws.

    We do not intend to register the shares of our common stock to be issued in the merger under federal securities laws and will rely on an exemption for sales not involving a public offering. If the issuance of our shares in the merger is considered to be a part of the same plan of financing as the issuance of shares in this offering, or is otherwise deemed to be integrated into this offering, then this exemption for a non-public offering may not be available to us. This may result in a delay in the merger with AFMAC in order to register the issuance of those shares under federal securities laws or, if the merger is completed without such registration, it may result in the stockholders of AFMAC having a right to rescind the shares issued in the merger in exchange for cash, which would reduce our capital and cash available for investment.

The Recent Terrorist Attacks in the United States may have a Negative Effect on Our Earnings

    The terrorist attacks which occurred in New York City and Washington, D.C. on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused significant uncertainty in the global financial markets. While the short-term and long-term affects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that short-term interest rates may be affected by these events. If short-term interest rates increase rapidly, it would cause our borrowing costs to increase faster than increases in the interest rates we earn on our adjustable rate mortgage-backed securities. If that were to happen, our earnings would be negatively affected. In addition, the rate of prepayment on the mortgages underlying our mortgage-backed securities could increase as a result of adverse economic conditions, changes in interest rates and other factors, all of which could be affected by the events of September 11, 2001 and their aftermath.

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SELECTED FINANCIAL DATA

    The operating data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from our financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus and which have been audited by PricewaterhouseCoopers LLP, our independent auditors. On April 9, 1998, we merged with America First Participating/Preferred Equity Mortgage Fund Limited Partnership ("Prep Fund 1") and America First PREP Fund 2 Limited Partnership ("Prep Fund 2") and acquired 99% of the limited partner interests in America First PREP Fund 2 Pension Series Limited Partnership (the "Pension Fund," and collectively with Prep Fund 1 and Prep Fund 2, the "PREP Funds"). Operating data for the year ended December 31, 1998 reflect the combined operating data of our company and PREP Fund 1 through the date of such merger and of our company after the date of such merger. No operating data for PREP Fund 2 and Pension Fund is included in our operating data for the period prior to April 9, 1998 because PREP Fund 1 is treated as our sole predecessor for accounting purposes. Operating data for the years ended December 31, 1997 and 1996 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from financial statements of our company and PREP Fund 1 that are not incorporated by reference herein. Operating data for the years ended December 31, 1997 and 1996 are the operating data of PREP Fund 1. Balance sheet data as of December 31, 1998 is that of our company. Balance sheet data as of December 31, 1997 is that of our company and PREP Fund 1. Balance sheet data as of December 31, 1996 is that of PREP Fund 1. The operating data for the six months ended June 30, 2000 and 2001, and the balance sheet data as of June 30, 2001 are derived from our unaudited financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus. The following selected financial data should be read in conjunction with our financial statements and the notes thereto and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus supplement and the accompanying prospectus.

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2001		2000	2000		1999		1998		1997	1996
Operating Data:
Mortgage securities income	$16,175,928		$16,612,151	$33,390,494		$24,302,401		$8,240,535		$2,654,975	$3,011,347
Corporate debt securities income	900,398		496,360	1,335,974		674,747		164,738		—	—
Dividend income	440,076		459,050	928,310		331,233		—		—	—
Interest income on cash and cash equivalents	336,169		293,008	645,013		365,897		588,688		569,624	442,931
Income from other investments	2,945,121	(1)	502,362	3,670,199	(3)	3,012,688	(5)	726,883		606,582	504,611
Net gain (loss) on investments	(250,919)		119,619	456,398		54,994		414,951		—	—
General and administrative expenses	(1,905,762	)(2)	(973,960)	(2,457,196	)(4)	(2,672,333	)(6)	(2,095,407)		(1,405,514)	(895,961)
Interest expense on borrowed funds	(12,349,898)		(14,593,351)	(30,103,076)		(18,465,529)		(4,619,500)		—	—
Minority interest	—		—	—		(4,218)		(3,353)		—	—

Net income	$6,291,113		$2,915,239	$7,866,116		$7,599,880		$3,417,535	(7)	$2,425,667	$3,062,928

Net income, basic, per share	$0.71		$0.33	$0.89		$0.84		$0.32	(7)	N/A	N/A
Net income, fully diluted, per share	$0.70		$0.33	$0.89		$0.84		$0.32	(7)	N/A	N/A
Net income, basic, per exchangeable unit	N/A		N/A	N/A		N/A		$0.08	(7)	$0.42	$0.52
Net income, fully diluted, per exchangeable unit	N/A		N/A	N/A		N/A		$0.08	(7)	$0.42	$0.52

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Net income per passthrough certificate	N/A	N/A	N/A	N/A	N/A	N/A	$1,201.57
Dividends declared per common share or cash distributions paid or accrued per exchangeable unit	$0.34	$0.28	$0.59	$0.67	$1.06	$1.06	$1.06
Cash distributions paid or accrued per passthrough certificate	N/A	N/A	N/A	N/A	N/A	—	$2,428.25
	As of June 30,	As of December 31,
	2001	2000	1999	1998	1997	1996
Balance Sheet Data:
Investment in mortgage securities	$781,966,309	$470,575,671	$475,719,711	$241,895,462	$33,506,388	$37,322,028
Investment in corporate debt securities	13,047,632	15,665,727	8,020,026	4,673,127	—	—
Investment in corporate equity securities	7,319,292	9,010,538	3,130,823	1,153,800	—	—
Total assets — Company	897,882,812	522,490,312	524,384,473	264,668,902	1,000	—
Total assets — Predecessor	N/A	N/A	N/A	N/A	54,439,993	60,144,705
Repurchase agreements	748,851,456	448,583,432	452,101,803	190,250,084	—	—
Total stockholders' equity	141,789,398	69,911,496	67,614,613	70,932,757	1,000	—
Total partners' capital	N/A	N/A	N/A	N/A	46,252,826	49,702,829

(1)
Includes income of approximately $2,600,000 resulting from the sale of an undivided interest in the net assets of an assisted living center.

(2)
Includes an incentive advisory fee of approximately $511,000 earned by AFMAC in connection with the sale described in (1) above

(3)
Includes income of approximately $2,600,000 resulting from the sale of the underlying real estate of an unconsolidated real estate limited partnership.

(4)
Includes an incentive advisory fee of approximately $519,000 earned by AFMAC in connection with the sale described in (3) above.

(5)
Includes income of approximately $2,163,000 resulting from the sale of undivided interests in the net assets of four assisted living centers.

(6)
Includes an incentive advisory fee of approximately $433,000 earned by AFMAC in connection with the sale described in (5) above.

(7)
Included in 1998 income is net income of $486,466 relating to the operations for the period from January 1, 1998 through our merger with the Prep Funds on April 9, 1998. The income for the applicable periods is reflected in the per share and exchangeable unit information, as applicable.

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CAPITALIZATION

    Our actual capitalization at June 30, 2001, our pro forma capitalization reflecting the proposed merger with AFMAC and our pro forma capitalization as adjusted to give effect to the issuance of 8,000,000 shares of our common stock in this offering at a price of $8.00 per share is set forth below.

	June 30, 2001
	Actual	Pro Forma (1)		Pro Forma As Adjusted (2)
	(In thousands, except per share data)
Common stock; par value $0.01 per share; 375,000,000 authorized, 19,034,850 shares issued and outstanding, 20,322,351 pro forma and 28,322,351 pro forma as adjusted	$190	$203	(3)	$283
Additional paid-in capital	141,460	151,489	(3)	211,109
Retained earnings (accumulated deficit)	915	(10,044)	(4)	(10,044)
Accumulated other comprehensive loss(5)	(776)	(776)		(776)

Total	$141,789	$140,872		$200,572

(1)
Reflects the pro forma effects of the merger with AFMAC. See "America First Mortgage Investments, Inc. — Proposal to Become Self-Advised" and "Pro Forma Financial Information."

(2)
Reflects the effects of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 1,200,000 shares of our common stock.

(3)
Reflects the issuance of 1,287,501 shares of our common stock at an assumed price of $7.80 per share (the last sale price of our common stock reported on the New York Stock Exchange on the business day prior to the public announcement of the merger agreement with AFMAC).

(4)
Reflects a charge to retained earnings required under Accounting Principal Board Opinion No. 16 equal to the difference between the market value of the 1,287,501 shares of common stock we will issue in the merger (at an assumed price per share of $7.80 as described in note 3 above) and the value of the tangible assets we acquire from AFMAC and estimated transaction costs.

(5)
Represents unrealized losses resulting from mark-to-market adjustments on our available-for-sale securities.

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MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

    Market Information.  Our common stock began trading on the New York Stock Exchange on April 10, 1998, under the symbol "MFA." The following table sets forth the high and low sale prices for our common stock for each calendar quarter of 1999 and 2000, and for the first three calendar quarters of 2001 and for the fourth quarter of 2001 through November 1. In addition, the table shows the dividends per share we declared for each quarter to date.

	2001 Sale Prices			2000 Sale Prices			1999 Sale Prices
	High	Low	Div.	High	Low	Div.	High	Low	Div.
1st Quarter	$7.50	$5.00	0.165	$5.81	$4.50	0.140	$5.81	$4.25	0.265
2nd Quarter	$8.00	$6.75	0.175	$5.63	$4.50	0.140	$5.38	$4.00	0.125
3rd Quarter	$8.85	$7.25	0.225	$5.94	$4.94	0.155	$5.13	$4.31	0.140
4th Quarter	$9.05	$7.70	—	$5.75	$4.75	0.155	$5.38	$4.25	0.140

    Dividends.  We pay cash dividends on a quarterly basis. Beginning with the dividend payable with respect to the third quarter of 2001, cash dividends will be paid on a quarterly basis at the rate of $0.225 per share per quarter. We declared total cash dividends to our common stockholders during the nine months ended September 30, 2001 and fiscal years ended December 31, 2000 and 1999 of $9,330,977 ($0.565 per share), $5,428,229 ($0.59 per share) and $6,174,870 ($0.67 per share), respectively. For tax purposes, a portion of the dividend declared on December 14, 2000, and paid on January 30, 2001, will be treated as a 2001 dividend to stockholders. Similarly, for tax purposes, the dividend declared on December 16, 1999, and paid on February 18, 2000, was treated in its entirety as a 2000 dividend to stockholders. As part of the merger with our predecessor limited partnerships in 1998, we agreed to make quarterly distributions of $0.265 per common share ($1.06 per common share per year) through the first quarter of 1999. A portion of the distributions received by our stockholders in 1999 consisted in part of a dividend paid from earnings and in part of a cash merger payment. We made no commitment to distribute amounts in excess of taxable income beyond the first quarter of 1999. We intend to continue to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes.

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MANAGEMENT

Executive Officers and Directors

    The following persons serve as our executive officers and directors:

Name	Position
Michael B. Yanney	Chairman of the Board and Director
Stewart Zimmerman	President, Chief Executive Officer and Director
William S. Gorin	Executive Vice President, Chief Financial Officer and Treasurer
Ronald A. Freydberg	Executive Vice President and Secretary
Teresa D. Covello	Senior Vice President and Controller
Michael L. Dahir	Director
Alan L. Gosule	Director
George H. Krauss	Director
Gregor Medinger	Director
W. David Scott	Director

    Michael B. Yanney, 67, is a Director and serves as our Chairman of the Board, positions he has held since 1997. Mr. Yanney has served as the Chairman and Chief Executive Officer of America First Companies L.L.C. and its predecessors ("America First") since 1984. America First is a diversified financial services firm located in Omaha, Nebraska that manages public investment funds which have raised over $1.5 billion. From 1977 until the organization of America First, Mr. Yanney was principally engaged in the ownership and management of commercial banks. From 1961 to 1977, Mr. Yanney was employed by Omaha National Bank and Omaha National Corporation (now part of U.S. Bank, N.A.), where he held various positions, including the position of Executive Vice President and Treasurer of the holding company. Mr. Yanney also serves as a member of the boards of directors of Burlington Northern Santa Fe Corporation, RCN Corporation, Level 3 Communications, Inc., Forest Oil Corporation, Freedom Communications, Inc., Magnum Resources, Inc. and Rio Grande Medical Technologies, Inc.

    Stewart Zimmerman, 57, has been our President and Chief Executive Officer and a Director since 1997. Prior to that time, he served as an Executive Vice President of America First since January 1989, during which time he has served in a number of positions, including President and Chief Operating Officer of America First REIT and President of several America First Mortgage Funds, including America First Participating/Preferred Mortgage Fund, America First PREP Fund 2, Capital Source, L.P., Capital Source II, L.P.-A, America First Tax Exempt Mortgage Fund and America First Tax Exempt Mortgage Fund II. From September 1986 to September 1988, he served as a Managing Director and Director of Security Pacific Merchant Bank, where he was responsible for Mortgage Trading and Finance. Prior to that time, he served as First Vice President of E.F. Hutton & Company, Inc., where he was responsible for mortgage-backed securities trading and sales distribution, and Vice President of Lehman Brothers, where he was responsible for the distribution of mortgage products. From 1968 to 1972, Mr. Zimmerman was Vice President of Zenith Mortgage Company and Zenith East Inc., a national mortgage banking and brokerage company specializing in the structuring and sales of mortgage assets to the institutional financial community.

    William S. Gorin, 43, serves as an Executive Vice President and as our Chief Financial Officer and Treasurer. He has been our Executive Vice President since 1997 and was appointed Chief Financial Officer and Treasurer in 2001. From 1989 to 1997, Mr. Gorin held various positions with PaineWebber Incorporated/Kidder, Peabody & Co. Incorporated, New York, New York, most recently serving as a First Vice President in the Research Department. Prior to that position, Mr. Gorin was Senior Vice President in the Special Products Group. From 1982 to 1988, Mr. Gorin was employed by Shearson

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Lehman Hutton, Inc./E.F. Hutton & Company, Inc., New York, New York, in various positions in corporate finance and direct investments. Mr. Gorin has a Master of Business Administration degree from Stanford University.

    Ronald A. Freydberg, 41, serves as an Executive Vice President and as our Secretary. He has been our Senior Vice President from 1997, and was appointed as Executive Vice President and Secretary in 2001. From 1995 to 1997, Mr. Freydberg served as a Vice President of Pentalpha Capital, in Greenwich, Connecticut, where he was a fixed income quantitative analysis and structuring specialist. In that capacity he designed a variety of interactive pricing and forecasting models, including a customized subordinate residential and commercial mortgage-backed analytical program and an ARM REIT five-year forecasting model. In addition, he worked with various financial institutions on the acquisition and sale of residential, commercial and asset-backed securities. From 1988 to 1995, Mr. Freydberg held various positions with J.P. Morgan & Co. in New York, New York. From 1994 to 1995, he was with the Global Markets Group. In that position he was involved in all aspects of commercial mortgage-backed securitization and sale of distressed commercial real estate, including structuring, due diligence and marketing. From 1985 to 1988, Mr. Freydberg was employed by Citicorp in New York, New York.

    Teresa D. Covello, 36, is our Senior Vice President and Controller. From May 2000 up to joining us in October 2001, Ms. Covello was a self-employed financial consultant, concentrating in investment banking within the financial services sector. From 1990 to 2001, she held progressive positions (1997-2000 Vice President; 1993-1996 Assistant Vice President; 1990-1992 Officer) and was the Director of Financial Reporting at JSB Financial, Inc. ("JSB"), the publicly traded holding company for Jamaica Savings Bank FSB, which was acquired by Northfork Bancorp in March 2000. Ms. Covello's key responsibilities at JSB included SEC reporting, implementing accounting standards, establishing policies and procedures, managing asset/liability and interest rate risk, and investor and regulatory communications. She was a member of the company's strategic planning team. Ms. Covello began her career in public accounting in 1987 with KPMG Peat Marwick (now KPMG LLP), participating in and supervising financial statement audits, compliance examinations, initial public offerings and debt offerings. She is a Certified Public Accountant and has a Bachelors of Science degree from Hofstra University in Public Accounting.

    Michael L. Dahir, 53, has been one of our Directors since 1998. From 1988 to the present Mr. Dahir has served as President and Chief Executive Officer of Omaha State Bank in Omaha, Nebraska. From 1974 to 1988 he held various positions with Omaha National Bank, including Vice President, investment department head, Senior Vice President and Chief Financial Officer of FirsTier Holding Company, which acquired Omaha National in 1984. Mr. Dahir is a Director of the College of St. Mary in Omaha, Nebraska and the Jesuit Partnership, an organizational offshoot of the Jesuit Provincial Office in Milwaukee, Wisconsin.

    Alan L. Gosule, 60, joined our Board of Directors in 2001. Mr. Gosule is a partner in the law firm of Clifford Chance Rogers & Wells in New York and has practiced law with that firm and its predecessor since 1991. He serves as the Chairman of the firm's Tax Department. Prior to that, he practiced law with the firm of Gaston & Snow. Mr. Gosule also serves as a director of Home Properties of New York, Inc., Simpson Housing Limited Partnerships, F.L. Putnam Investment Management Company, and Colonnade Partners, and of 32 mutual funds of the ING Pilgrim Capital Corporation.

    George H. Krauss, 59, has served as one of our Directors since 1997. He has been a consultant to America First since 1997. Prior to that he practiced law with Kutak Rock LLP from 1972 and served as that firm's managing partner from 1983 to 1993. He has extensive experience in corporate, merger and acquisition, and regulatory matters. In addition to his legal education, Mr. Krauss has a Masters of Business Administration and is a registered Professional Engineer. Mr. Krauss currently is a member of

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the board of directors of Gateway, Inc., a computer manufacturing and distribution company that is listed on the NYSE.

    Gregor Medinger, 58, has been a Director since 1998. He is President of HVB Capital Markets, New York, New York, and has been with that company for 14 years. From 1971 to 1980, he worked for Banque Worms, a French merchant bank, concentrating in cross-border mergers and acquisitions. From 1969 to 1971, Mr. Medinger worked in the International Department of Bankers Trust. Mr. Medinger has extensive experience in the investment banking field. He has worked on a variety of transactions ranging from initial public offerings of companies from emerging markets to cross-border leveraged buyouts to dual currency bonds. Mr. Medinger has a law degree from the University of Vienna.

    W. David Scott, 39, has been a member of our Board of Directors since 1998. He is President and Chief Executive Officer of Magnum Resources, Inc., a privately held corporation that focuses on commercial real estate, a position he has held since 1994. Mr. Scott was Vice President and Director of Cornerstone Bank Group from 1991 to 1994 and prior to that was an accountant with Peter Kiewit Sons', Inc. He serves on the boards of Brownell-Talbot School, Boy Scouts of America and Hastings College.

Executive Compensation

    We currently do not pay cash compensation to our executive officers since they are employees of, and are paid by, AFMAC. We do not reimburse AFMAC for salaries, bonuses or employee benefit costs it incurs for these individuals. However, each of our executive officers is eligible to participate in our 1997 Stock Option Plan and each of Messrs. Zimmerman, Gorin and Freydberg have been awarded stock options and dividend equivalency rights under that plan.

    If we complete our proposed merger with AFMAC and become a self-advised company, our executive officers will become our employees and we will become responsible for all salaries, bonuses and benefits of our executive officers, as well as other employees we may hire. In that regard, we will assume the employment agreements between AFMAC and Messrs. Zimmerman, Gorin and Freydberg and expect to enter into an employment agreement with Ms. Covello. The employment agreements of Messrs. Zimmerman, Gorin and Freydberg have been amended in anticipation of our merger with AFMAC to provide, among other things, an increase in their annual base salaries to $300,000, $200,000 and $200,000, respectively, a minimum annual bonus pool of $265,000 that will be divided among them, an additional bonus pool equal to 0.65% of additional equity capital that we raise after the merger, payments to each of them if their employment is terminated after certain change of control events and a one-year non-compete agreement. In addition, we will assume liability to pay approximately $150,000 of bonus obligations payable to Messrs. Zimmerman, Gorin and Freydberg with respect to 2001 and additional bonuses that they earn as a result of the additional equity capital being raised by us in this offering. If we enter into an employment agreement with Ms. Covello, we anticipate that it will provide for an annual salary equal to her current salary of $125,000 and will provide her with an opportunity to earn a bonus, subject to approval by the compensation committee of our Board of Directors.

UNDERWRITING

    Friedman, Billings, Ramsey & Co., Inc., Tucker Anthony Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common

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stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.	4,600,000
Tucker Anthony Incorporated	2,000,000
Stifel, Nicolaus & Company, Incorporated	1,400,000

Total	8,000,000

    The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,200,000 additional shares of our common stock to cover over-allotments.

	No Exercise	Full Exercise
Per share	$0.48	$0.48

Total	$3,840,000	$4,416,000

    Each of our officers and directors has agreed with the representatives, for a period of 120 days after the date of this prospectus supplement, subject to certain exceptions, not to sell any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock owned by them, without the prior written consent of the representatives. However, the representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements. In that regard, America First Companies L.L.C., which is controlled by Michael Yanney, our Chairman of the Board, may sell up to 206,000 shares of the common stock it will receive if the merger between us and AFMAC is completed at any time after the date the merger is completed.

    The underwriters propose to offer our common stock directly to the public at $8.00 per share and to certain dealers at this price less a concession not in excess of $0.28 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain dealers.

    We expect to incur expenses of approximately $460,000 in connection with this offering.

    We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase up to 1,200,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

    In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with the offering by selling more than 1,200,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the

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underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

    Tucker Anthony Incorporated, acting through its Tucker Anthony Sutro Capital Markets division, was retained by the special committee of our board of directors to act as its financial advisor in connection with the negotiation of the terms of the merger agreement that we entered into with AFMAC. See "America First Mortgage Investments, Inc.—Proposal to Become Self-Advised." As part of this engagement, Tucker Anthony Sutro Capital Markets delivered an opinion that the merger consideration to be paid by us in the proposed merger with AFMAC is fair, from a financial point of view, to us and our stockholders. In addition, AFMAC retained Friedman, Billings, Ramsey & Co., Inc. to perform an appraisal of AFMAC for purposes of preparing its proposal to us as to the terms of the merger agreement. The representatives or their affiliates may provide us with other investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

EXPERTS

    We have incorporated by reference into this prospectus supplement our audited financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, along with the audit report on these financial statements prepared by PricewaterhouseCoopers LLP, our independent accountants, as experts in auditing and accounting.

LEGAL OPINIONS

    The validity of the common stock offered by this prospectus supplement has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" in the accompanying prospectus is based on the opinion of Kutak Rock LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

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AMERICA FIRST MORTGAGE INVESTMENTS, INC.

Index to Financial Statements

Page
Pro Forma Financial Statements (unaudited):
Pro Forma Balance Sheet as of June 30, 2001	F-2
Pro Forma Statements of Operations for the Six Months Ended June 30, 2001 and for the Year Ended December 31, 2000	F-3
Notes and Management's Assumptions to Unaudited Pro Forma Financial Statements	F-5

F–1

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
PRO FORMA BALANCE SHEET
AS OF JUNE 30, 2001
(UNAUDITED)

	Company (A) (Historical)	Pro Forma Adjustments		Pro Forma
Assets
Investment in mortgage securities	$781,966,309			$781,966,309
Investment in corporate debt securities	13,047,632			13,047,632
Investment in corporate equity securities	7,319,292			7,319,292
Cash and cash equivalents
Unrestricted	63,220,273	$(917,000	)(B)	62,303,273
Restricted	9,576,290			9,576,290
Accrued interest and dividends receivable	4,742,597			4,742,597
Other investments	9,854,673			9,854,673
Goodwill, net	7,288,396			7,288,396
Other assets	867,350			867,350

	$897,882,812	$(917,000)		$896,965,812

Liabilities
Repurchase agreements	$748,851,456			$748,851,456
Accrued interest payable	3,018,545			3,018,545
Accounts payable	803,939			803,939
Dividends payable	3,419,474			3,419,474

	756,093,414			756,093,414

Stockholders' Equity
Common stock, $.01 par value; 375,000,000 shares authorized 19,034,850 issued and outstanding at June 30, 2001	190,348	$12,875	(C)	203,223
Additional paid-in-capital	141,459,589	10,029,633	(D)	151,489,222
Retained earnings (accumulated deficit)	915,393	(10,042,508 (917,000	)(E) )(B)	(10,044,115)
Accumulated other comprehensive income	(775,932)			(775,932)

	141,789,398	(917,000)		140,872,398

	$897,882,812	$(917,000)		$896,965,812

See accompanying Notes to Pro Forma Financial Statements

F–2

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2001
(UNAUDITED)

	Company (A) (Historical)	Pro Forma Adjustments		Pro Forma
Mortgage securities income	$16,175,928			$16,175,928
Corporate debt securities income	900,398			900,398
Dividend income	440,076			440,076
Interest income on cash and cash equivalents	336,169			336,169

Total interest and dividend income	17,852,571			17,852,571
Interest expense on borrowed funds	12,349,898			12,349,898

Net interest and dividend income	5,502,673			5,502,673

Income from other investments	2,945,121			2,945,121
Net gain (loss) on investments	(250,919)			(250,919)

	2,694,202			2,694,202

General and administrative expenses	1,905,762	$(1,489,973 698,898	)(B) (C)	1,114,687

Net income	$6,291,113	$791,075		$7,082,188

Net income, basic, per share	$0.71			$0.69

Net income, fully diluted, per share	$0.70			$0.69

Weighted average number of shares outstanding, basic	8,922,845	1,287,501		10,210,346

Weighted average number of shares outstanding, fully diluted	9,005,596	1,287,501		10,293,097

See accompanying Notes to Pro Forma Financial Statements

F–3

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
(UNAUDITED)

	Company (A) (Historical)	Pro Forma Adjustments		Pro Forma
Mortgage securities income	$33,390,494			$33,390,494
Corporate debt securities income	1,335,974			1,335,974
Dividend income	928,310			928,310
Interest income on cash and cash equivalents	645,013			645,013

Total interest and dividend income	36,299,791			36,299,791
Interest expense on borrowed funds	30,103,076			30,103,076

Net interest and dividend income	6,196,715			6,196,715

Income from other investments	3,670,199			3,670,199
Net gain (loss) on investments	456,398			456,398

	4,126,597			4,126,597

General and administrative expenses	2,457,196	$(1,537,491 1,382,688	)(B) (C)	2,302,393

Net income	$7,866,116	$154,803		$8,020,919

Net income, basic, per share	$0.89			$0.79

Net income, fully diluted, per share	$0.89			$0.79

Weighted average number of shares outstanding, basic	8,869,456	1,287,501		10,156,957

Weighted average number of shares outstanding, fully diluted	8,852,245	1,287,501		10,139,746

See accompanying Notes to Pro Forma Financial Statements

F–4

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

NOTES AND MANAGEMENT'S ASSUMPTIONS TO
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(UNAUDITED)

Note 1—Basis of Presentation

    The accompanying unaudited Pro Forma Balance Sheet as of June 30, 2001 and Pro Forma Statements of Operations for the six month period ended June 30, 2001 and the year ended December 31, 2000 have been prepared to reflect the consummation of a merger of America First Mortgage Investments, Inc. (the "Company") and America First Mortgage Advisory Corporation, the Company's external manager (the "Manager") (the "Merger"). The pro forma financial information is based on the historical financial statements of the Company and should be read in conjunction with the notes and management's assumptions thereto. The Pro Forma Balance Sheet was prepared as if the Merger described above occurred as of June 30, 2001. The Pro Forma Statements of Operations for the six months ended June 30, 2001 and for the year ended December 31, 2000 were prepared as if the Merger had occurred on January 1, 2000. The pro forma information contained herein is unaudited and not necessarily indicative of the operating results which actually would have occurred if the Merger had occurred on January 1, 2000, nor does it purport to represent the future financial position of the Company or the results of operations for future periods.

    For accounting purposes, the Merger is not considered the acquisition of a "business" for purposes of applying Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations" and, therefore, the market value of the common shares, valued as of the consummation of the Merger, issued in excess of the fair value of the net tangible assets acquired will be charged to operating income rather than capitalized as goodwill.

Note 2—Adjustments to Pro Forma Balance Sheet

    (A) Reflects the historical balance sheet of the Company as set forth in the Company's quarterly report on Form 10-Q.

    (B) Represents an adjustment to cash for estimated transaction costs to be incurred in connection with the Merger.

    (C) Represents the adjustment to reflect the effect of the issuance of 1,287,501 shares of our common stock in conjunction with the Merger at par value.

    (D) Represents an adjustment to Additional Paid-In Capital for the issuance of 1,287,501 shares of our common stock in conjunction with the Merger, assuming a share price of $7.80 per share (the last reported sales price on the NYSE on September 21, 2001).

    (E) Represents an adjustment to Retained Earnings as a result of the charge to earnings in conjunction with the Merger.

    As previously discussed, the Merger was not considered to represent the acquisition of a "business" for purposes of applying APB Opinion No. 16, Business Combinations. As a result, upon the consummation of the Merger, the above amount will be recorded as an operating expense on the Company's statement of operations. Since the intent of the accompanying Pro Forma Statements of Operations for the six-month period ended June 30, 2001 and the year ended December 31, 2000 is to reflect the expected continuing impact of the pro forma transactions described in Note 1, the one-time charge discussed above has been excluded.

F–5

Note 3—Adjustments to Pro Forma Statements of Operations

    (a) Reflects the historical statement of operations of the Company, as set forth in the Company's quarterly report on Form 10-Q for the six-month period ended June 30, 2001 and in the Company's annual report on Form 10-K for the year ended December 31, 2000.

    (b) Represents the elimination of the base advisory and incentive advisory fees paid to the Manager as a result of the consummation of the Merger. As discussed in Note 1, the excess of the fair value of the stock issued in the Merger over the net tangible assets assumed will be recorded as an operating expense on the Company's statement of operations. Since the intent of the accompanying pro forma statements of operations for the six-month period ended June 30, 2001 and the year ended December 31, 2000 is to reflect the expected continuing impact of the pro forma transactions described in Note 1, the one-time charge discussed above has been excluded.

    (c) Represents additional estimated general and administrative costs expected to be incurred as a result of the Merger. Components of such costs are as follows:

	For the Six Months Ended June 30, 2001	For the Year Ended December 31, 2000
Employee compensation	$684,579	$1,346,990
Other general and administrative expenses	14,319	35,698

Total	$698,898	$1,382,688

F–6

PROSPECTUS

$300,000,000

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

COMMON STOCK

PREFERRED STOCK

We may use this prospectus to offer shares of our common stock and preferred stock or any combination of these securities. We may offer any of these securities from time to time. We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

    This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

    The New York Stock Exchange lists our common stock under the symbol "MFA."

    To ensure that we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

    Investing in our securities involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 3 of this prospectus before buying shares of our common or preferred stock.

    We may offer the securities in amounts, at prices and on terms determined by market conditions at the time of offerings. We may sell these securities to or through underwriters, dealers or agents, or we may sell the securities directly to investors on our own behalf.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 5, 2001

Forward-Looking Statements

    This prospectus contains or incorporates by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

  •
  increases in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

  •
  changes in short-term interest rates;

  •
  our ability to use borrowings to finance our assets;

  •
  risks associated with investing in real estate, including changes in business conditions and the general economy;

  •
  changes in government regulations affecting our business; and

  •
  our ability to maintain our qualification as a real estate investment trust for federal income tax purposes.

    Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, such as our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus and the related prospectus supplement is current as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

ii

About This Prospectus	1
America First Mortgage Investments, Inc.	1
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2
Use of Proceeds	3
Risk Factors	3
Description of Securities	8
Certain Federal Income Tax Considerations	13
Plan of Distribution	20
Experts	22
Legal Opinions	22
Where You Can Find More Information	22
Incorporation of Certain Documents By Reference	23

iii

ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (or SEC) using a "shelf" registration process. Under this process, we may offer and sell shares of our common stock or preferred stock in one or more offerings for total proceeds of up to $300,000,000. This prospectus provides a general description of our business and the common stock and preferred stock that we may offer. Each time we offer to sell any of these securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

    We urge you to carefully read this entire prospectus and the related prospectus supplement, including the financial statements and the information that is incorporated by reference into this prospectus and the related prospectus supplement. You should carefully consider the information discussed under "Risk Factors" before you decide to purchase any of our securities. All references to "we," "us" or the "Company" mean America First Mortgage Investments, Inc. and its subsidiaries.

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

Our Business

    We invest primarily in adjustable-rate mortgage-backed securities that we acquire in the secondary market. We also invest in multifamily apartment properties and in publicly-traded equity and debt securities issued by real estate investment trusts and other companies, not all of which are in the real estate industry.

    Our assets consist primarily of mortgage-backed securities guaranteed by an agency of the United States government such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") other securities rated AAA by Standard & Poors Corporation or cash. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that have principal and interest that is guaranteed by GNMA, FNMA or FHLMC. Interest rates on adjustable-rate mortgages are based on an index rate and adjusted periodically. Typical index rates include the one-year constant maturity treasury rate ("CMT"), the London Interbank Offered Rate ("LIBOR") and the 11th District Cost of Funds Index ("COFI"). The interest rates are usually adjusted annually, but some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% or 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. Some adjustable-rate mortgages are hybrids with a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

    We also own interests in multifamily apartment properties and publicly-traded equity and debt securities issued by real estate investment trusts and other companies. We believe that these assets provide us with a potential for greater capital appreciation and enable us to mitigate the prepayment risk exposure of our mortgage-backed securities.

    We finance the acquisition of mortgage-backed securities primarily by borrowing at short-term rates using repurchase agreements. Each of our multifamily apartment properties is financed with a long-term fixed-rate mortgage loan. Our other assets have been financed using a variety of short-term borrowing arrangements. Our policy is to maintain an assets-to-equity ratio of less than 11 to 1.

General Information

    We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 399 Park Avenue, 36th Floor, New York, New York 10022. Our telephone number is (212) 935-8760.

    Our common stock is listed on the New York Stock Exchange under the symbol "MFA."

    We have elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders by way of dividend payments. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Certain Federal Income Tax Considerations." We cannot assure you that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs.

    We have engaged America First Mortgage Advisory Corporation ("AFMAC") to manage our investments and perform administrative services for us. We currently pay AFMAC a management fee equal to 1.10% per annum of the first $300 million of stockholders' equity plus 0.80% per annum of the portion of our stockholders' equity above $300 million. This management fee is paid on a monthly basis. We also pay AFMAC, on a quarterly basis, an incentive compensation fee of 20% of the amount by which our return on our equity for each quarter exceeds a return based on the ten-year U.S. Treasury Rate plus 1%. The principal stockholder of AFMAC is America First Companies L.L.C. ("America First"). Michael Yanney, the Chairman of our Board of Directors, is the majority owner of America First. We have recently entered into a merger agreement with AFMAC under which AFMAC will be merged with us. As a result of the merger, we will become an self-advised company. America First and the other shareholders of AFMAC will receive a total of 1,287,500 shares of our common stock as part of the merger. The merger is subject to the approval of our stockholders and other conditions.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

    The following table sets forth our ratios of earnings to combined fixed charges and preference dividends for the periods shown:

	For the Six Months Ended June 30, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999	For the Period from April 10, 1998 (inception) to December 31, 1998
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.3 to 1	1.2 to 1	1.3 to 1	1.6 to 1

    The ratios of earnings to combined fixed charges and preference dividends were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations, fixed charges and distributed income of real estate limited partnerships in which we own a limited partner interest. Fixed charges consist of interest expense. We have not issued any shares of preferred stock and, therefore, have no preferred stock dividend requirement.

USE OF PROCEEDS

    We intend to use the net proceeds from the sale of these securities to acquire additional mortgage-backed securities, interests in multifamily apartment properties and other investments consistent with our investment criteria and for general corporate purposes. Pending investment, we will hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

RISK FACTORS

    An investment in our securities involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our securities could decline significantly and you may lose all or part of your investment.

An increase in prepayment rates of the mortgages underlying our mortgage-backed securities may adversely affect our profitability.

    The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. When we acquire a mortgage-backed security, we anticipate that the underlying mortgages will be prepaid at a projected rate generating an expected yield. When homeowners prepay their mortgage loans more quickly than we expect, it results in prepayments that are faster than expected on the mortgage-backed securities and this may adversely affect our profitability. Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

    We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for a higher interest rate, we must pay a premium over par value to acquire these securities. Our investment policies allow us to acquire mortgage-backed securities at prices of up to 103.5% of par value. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage loans underlying a mortgage-backed security are prepaid at a faster rate than we anticipate, we will have to amortize the premium at a faster rate which may adversely affect our profitability.

    As the holder of mortgage-backed securities, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this repaid principal, we must reinvest it in additional mortgage-backed securities or other assets. However, if interest rates are falling, we may earn a lower return on the new investment as compared to the original mortgage-backed security.

An increase in our borrowing costs relative to the interest we receive on our mortgage-backed securities may adversely affect our profitability.

    We earn money based upon the spread between the interest payments we receive on our mortgage-backed security investments and the interest payments we must make on our borrowings. We rely primarily on short-term borrowings of the funds to acquire mortgage-backed securities with long-term maturities. Even though most of our mortgage-backed securities have interest rates that adjust as short-term rates change, the interest we pay on our borrowings may increase relative to the interest we earn on our adjustable-rate mortgage-backed securities. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

  •
  Differences in timing of interest rate adjustments on our mortgage-backed securities and our borrowings may adversely affect our profitability.

      The interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. In a period of rising interest rates this will usually result in our borrowing costs increasing faster than our interest earnings from mortgage-backed securities. If this happens, we could experience a decrease in net income or incur a net loss during these periods.

  •
  Hybrid adjustable-rate mortgages have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase.

      While the majority of our mortgage assets are adjustable-rate mortgage-backed securities, many of the mortgages underlying these assets are "hybrid" mortgages that have a fixed interest rate for an initial period (typically three years or greater) and then convert to an adjustable rate. Accordingly, in a period of rising interest rates, our financing costs could increase while the interest we earn on our mortgage-backed securities would be limited by the number of underlying mortgages with fixed interest rates. This would adversely affect our profitability.

  •
  Interest rate caps on the mortgages underlying our mortgage-backed securities may adversely affect our profitability if short-term interest rates increase.

      The mortgages underlying our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while any increases in the interest rates on the mortgages underlying our adjustable-rate mortgage-backed securities would be limited.

Our business strategy involves a significant amount of borrowing that exposes us to additional risks.

    We borrow against a substantial portion of the market value of our mortgage-backed securities and use the borrowed funds to acquire additional investment assets. Our operating policies allows us to maintain an assets-to-equity ratio to up to 11:1. The use of borrowing, or "leverage," to finance our mortgage-backed securities and other assets involves a number of risks, including the following:

  •
  If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected.

      Since we rely primarily on short-term borrowings, such as repurchase agreements, to finance our mortgage-backed securities, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.

  •
  A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

      As interest rates rise, the market value of interest-bearing obligations such as mortgage-backed securities will decline. A decline in the market value of our mortgage-backed securities may result in our lenders initiating margin calls that require us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of our borrowings. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our mortgage-backed securities under adverse market conditions.

  •
  Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

      We use repurchase agreements for most of our borrowing. Borrowings made under repurchase agreements may qualify for special treatment under the Bankruptcy Code. This may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under these agreements without delay.

  •
  Liquidation of collateral may jeopardize our REIT status.

      To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Our profitability may be limited by restrictions on our use of leverage.

    As long as we earn a positive margin between our borrowing costs and the interest and other income we earn on our assets, we can generally increase our profitability by using greater amounts of leverage. However, the amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates, or they may require that we provide additional collateral to cover our borrowings.

We have not used derivatives to mitigate our prepayment and interest rate risks.

    We have not used interest rate swaps, caps and floors or other derivative transactions to help us mitigate our prepayment and interest rate risks because we have determined that the cost of these transactions outweighs their potential benefits and could, in some cases, jeopardize our status as a REIT. Even if we were to use derivative transactions, it would not fully insulate us from the prepayment and interest rate risks to which we are exposed. However, we do not have any policy which would prohibit us from using derivative transactions or other hedging strategies in the future. If we do engage in derivative transactions in the future, we cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, and we may be required to maintain a position until exercise or expiration, which could result in losses.

The economic return from our real estate investments will be affected by a number of factors.

    Our investments in multifamily apartment properties expose us to risks associated with investing in real estate. These risks include the possibility that the properties will not perform in accordance with our expectations, that we will pay too high of a purchase price for our properties or that we will underestimate operating costs and the costs of any necessary improvements and repairs to the properties. In addition, the economic returns from our real property investments may be affected by a number of factors, many of which are beyond our direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the market area, interest rates on home mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation.

The concentration of real estate in a geographical area may make us vulnerable to adverse changes in local economic conditions.

    We do not have specific limitations on the total percentage of our real estate properties that may be located in any one area. Consequently, properties that we own may be located in the same or a limited number of geographical regions. Four of our apartment properties are located in the Atlanta, Georgia metropolitan area. As a result, adverse changes in the economic conditions of the geographic regions in which our properties are concentrated may have an adverse effect on real estate values, rental rates, and occupancy rates. Any of these could reduce the rental income we earn from our real estate portfolio or the market value of these properties.

Our real estate investments may be illiquid and their value may decrease.

    Our investments in multifamily apartment properties are relatively illiquid. Our ability to sell these assets, and the price we receive upon their sale, will be affected by the number of potential buyers, the number of competing properties on the market in the area and a number of other market conditions. As a result, we cannot assure you that we will be able to sell these properties without incurring a loss.

Owning real estate may subject us to liability for environmental contamination.

    The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot assure you that the properties that we currently own, or those we acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of the property causing us to lose our entire investment. In addition, environmental laws may materially limit our use of our properties, and future laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.

Compliance with Americans with Disabilities Act requirements could be costly.

    Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that one or more of our multifamily apartment properties does not comply with the Americans with Disabilities Act could result in liability for both government fines and damages to private parties. If we were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our profitability.

Some of our other assets involve credit and investment risks.

    Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that are guaranteed by GNMA, FNMA or FHLMC. Our other assets may include publicly-traded equity or debt securities issued by other REITs and other companies. We do not require that debt securities issued by these types of issuers be rated investment grade and, generally, these securities will not be guaranteed by any government or third party insurer. We may incur losses if there are payment defaults under debt securities that we hold. Equity securities issued by these types of issuers are subject to a number of risks, including the risk of decline in their market value.

Because of competition, we may not be able to acquire investment assets at favorable prices.

    Our profitability depends, in large part, on our ability to acquire mortgage-backed securities, interests in multifamily apartment properties or other investment assets at favorable prices. In acquiring our investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions. Many of the entities with which we compete have greater financial and other resources than us. In addition, many of our competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act. As a result, we may not be able to acquire mortgage-backed securities, multifamily apartment properties or other investment assets for investment, or we may have to pay more for these assets than we otherwise would.

Some of our directors and officers have ownership interests in our affiliates that create potential conflicts of interest.

    Three of our executive officers own stock in AFMAC, and two of our executive officers and two of our directors own equity interests in America First Companies L.L.C. ("America First"), the largest stockholder of AFMAC. AFMAC currently manages our investments and performs administrative services for use for a fee under an advisory agreement. A subsidiary of America First provides on-site management for our multifamily apartment properties and earns fees based on the gross revenues of these properties. Because of the ownership of AFMAC and America First by our executive officers and directors, our agreements with AFMAC and America First and its subsidiaries, including the merger agreement that we recently entered into with AFMAC, may not be considered to have been negotiated at arm's-length. These relationships may also cause a conflict of interest in other situations where we are negotiating with America First.

There are a number of risks associated with being taxed as a REIT.

    We have elected to be treated as a REIT for federal income tax purposes and believe that we qualify for this tax treatment. Our REIT status subjects us and our stockholders to a number of risks, including the following:

  •
  Failure to qualify as a REIT would have adverse tax consequences for us.

      In order to maintain our REIT status we must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various factual matters and circumstances that may not be totally within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT. If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Therefore, we would have less money available for investments and for distributions to our stockholders and we would no longer be required to make any distributions to stockholders. This may also have a significant adverse effect on the market value of our common stock or the other securities that we may sell under this prospectus. In general, we would not be able to elect REIT status for four years after a year in which we lose our REIT status.

  •
  As a REIT, our income can only come from limited types of sources.

      To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and 95% of our gross income must come from these and other sources that are itemized in the REIT tax laws. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

  •
  We have certain distribution requirements.

      As a REIT, we must distribute to stockholders at least 90% of our REIT taxable income (excluding capital gains). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

  •
  We are also subject to other tax liabilities.

      Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

For further discussion of the risks associated with REIT taxation, please see the "Certain Federal Income Tax Considerations" section of this prospectus.

Loss of Investment Company Act exemption would adversely affect us.

    We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use borrowings would be substantially reduced and we would be unable to conduct our business as described in this prospectus. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of Securities and Exchange Commission staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the Commission or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

Issuances of large amounts of our stock could cause our price to decline.

    There are currently 19,029,378 shares of our common stock outstanding. This prospectus relates to the sale of up to $300,000,000 worth of additional shares of our common stock and securities convertible into common stock. In addition, we may issue up to 1,400,000 shares of common stock under our 1997 Stock Option Plan and expect to adopt a Dividend Reinvestment and Stock Purchase Plan under which participants may acquire shares of our common stock through reinvestment of dividends and additional cash contributions.  The issuance of common stock or securities convertible into or exchangeable for our common stock, could cause dilution of our existing security holders and a decrease in the market price of our common stock or preferred stock.

We may change our policies without stockholder approval.

    Our board of directors and management determine all of our policies, including our investment, financing and distribution policies. Although they have no current plans to do so, they may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or preferred stock or our ability to pay dividends.

DESCRIPTION OF SECURITIES

General

    Our articles of incorporation provide that we may issue up to 500 million shares of capital stock, all with a par value of $0.01 per share. Initially, 375 million of these authorized shares have been classified as common stock and 125 million shares have been classified as excess stock. There are currently 19,029,378 shares of common stock and no shares of excess stock outstanding. We have reserved 1.4 million shares of common stock for issuance under our 1997 Stock Option Plan.

    Our board of directors is authorized (i) to classify and reclassify any unissued shares of any series of capital stock; (ii) to provide for the issuance of shares in other classes or series, including preferred stock in one or more series; (iii) to establish the number of shares in each class or series; and (iv) to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the class or series.

Common Stock

    Except as described below, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights for the election of directors. Subject to the provisions of law and any preferential rights with respect to any outstanding capital stock, holders of common stock are entitled to receive ratably such dividends or other distributions as may be declared by the board of directors out of funds legally available for this purpose. If we are liquidated or dissolved, subject to the right of any holders of the capital stock to receive preferential distributions, each outstanding share of common stock (and excess stock arising from common stock) will be entitled to participate ratably in the net assets remaining after payment of, or adequate provision for, all of our known debts and liabilities. Holders of shares of common stock will have no conversion, sinking fund, redemption or preemptive rights to subscribe for any other securities that we may issue in the future.

Additional Classes of Stock

    We may issue additional classes of stock, including preferred stock, from time to time, in one or more series, as authorized by our board of directors. Before issuing shares of any new series of stock, our board of directors, or a committee thereof, are required to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends or other distributions, qualifications and terms or conditions of redemption of the stock. Because our Board of Directors has the power to establish the preferences, powers and rights of each series of preferred stock, the holders of such preferred stock may be afforded preferences, powers and rights, voting or otherwise, that are senior to the rights of common stockholders.

    Our board of directors could authorize the issuance of capital stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then market price of the common stock. No preferred stock is currently outstanding and we have no present plans to issue any preferred stock.

Restrictions On Transfer

    In order for us to qualify as a REIT, our capital stock must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain exempt entities) during the last half of a taxable year.

    Our articles of incorporation provide that, subject to certain exceptions, no stockholder or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the number or value of the outstanding shares of our capital stock (the "Ownership Limit"). The board of directors may waive the Ownership Limit if it is presented with evidence satisfactory to it that the waiver will not jeopardize our status as a REIT. As a condition to any such waiver, the board of directors may require opinions of counsel satisfactory to it and must receive an undertaking from the applicant with respect to preserving our REIT status. The Ownership Limit will not apply if the board of directors and the stockholders determine that it is no longer in our best interests to continue to qualify as a REIT.

    If shares of common stock and/or preferred stock in excess of the Ownership Limit, or shares which would cause us to be beneficially owned by fewer than 100 persons or cause us to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer shall be void and the intended transferee will acquire no rights to the common stock and/or preferred stock. Shares issued or transferred that would cause any stockholder (a "Prohibited Owner") to own more than the Ownership Limit or cause us to become "closely held" under Section 856(h) of the Code will constitute shares of excess stock. All excess stock will be transferred, without action by the Prohibited Owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the Prohibited Owner will not acquire any rights in the shares. Such automatic transfer shall be deemed to be effective as of the close of business on the day prior to the date of the transfer causing a violation. The trustee of the trust shall be appointed by us and must be independent of us and the Prohibited Owner. The Prohibited Owner shall have no right to receive dividends or other distributions with respect to, or be entitled to vote, any excess stock held in the trust. Any dividend or other distribution paid prior to the discovery by us that excess stock has been transferred to the trust must be paid by the recipient of the dividend or distribution to the trustee upon demand for the benefit of the charitable beneficiary, and any dividend or other distribution authorized but unpaid shall be paid when due to the trust. The trust shall have all dividend and voting rights with respect to the shares of excess stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or distribution so paid to the trust shall be held in trust for the charitable beneficiary.

    Within 20 days of our receipt of notice that excess stock has been transferred to the trust, the trustee will sell the excess stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our articles of incorporation. Upon such sale, any interest of the charitable beneficiary in the excess stock sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the excess stock or, if the Prohibited Owner did not give value for the excess stock in connection with the event causing the excess stock to be held in the trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our articles of incorporation) of the excess stock on the day of the event causing the excess stock to be held in the trust and (ii) the price per share received by the Trustee from the sale or other disposition of the excess stock held in the trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the charitable beneficiary. If, prior to our discovery that excess stock has been transferred to the trust, the excess stock is sold by a Prohibited Owner, then (i) the excess stock shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the Prohibited Owner received an amount for the excess stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, the excess shall be paid to the Trustee upon demand.

    The Ownership Limit provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration is increased. Any change in the Ownership Limit would require an amendment to our articles of incorporation. Such an amendment will require the affirmative vote of holders owning a majority of the outstanding common stock and any other class of capital stock with such voting rights. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the board of directors.

    All certificates representing shares of common stock or preferred stock will refer to the restrictions described above.

    All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the number or value of our outstanding shares (or 1% if there are more than 200 but fewer than 2,000 stockholders or 0.5% if there are less than 200 stockholders) must file a written statement with us containing the information specified in the articles of incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary to determine our status as a REIT and to ensure compliance with the Ownership Limit.

Classification of Board, Vacancies and Removal of Directors

    Our articles of incorporation provide that the board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. We currently have seven directors. The number of directors in each class and the expiration of the current term of each class term is as follows:

Class I	2 Directors	Expires 2002
Class II	2 Directors	Expires 2003
Class III	3 Directors	Expires 2004

    At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

    Our articles of incorporation provide that any vacancy on our board may be filled by a majority of stockholders or a majority of the remaining directors. Any individual elected director by the stockholders will hold office for the remainder of the term of the director he or she is replacing. Any individual elected by the remaining directors will hold office until the next annual meeting of stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Our articles of incorporation provide that a director may be removed at any time only for cause upon the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.

Indemnification

    Our articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

    The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

    The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless the board approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period. This means that the transaction must be approved by at least:

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  80% of the votes entitled to be cast by holders of outstanding voting shares; and

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  66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

    The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders' best interests.

Maryland Control Share Acquisition Act

    Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel the board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

    If voting rights are not approved at a meeting of stockholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

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  the last control share acquisition; or

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  any meeting where stockholders considered and did not approve voting rights of the control shares.

    If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

    The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

    The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

Transfer Agent and Registrar

    ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, 15th Floor, New York, New York 10001, is the transfer agent and registrar for our stock. Its telephone number is (800) 851-9677.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes federal income tax considerations that are important to us and our stockholders. This discussion is based on existing federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, which is subject to change. This discussion does not address all aspects of federal income taxation that may be relevant to you in light of your personal investment circumstances or to certain types of investors subject to special treatment under the federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities, partnerships or other pass-through entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your common or preferred stock as a "capital asset" (generally, property held for investment) under the Code. You are advised to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our common or preferred stock, including the application and effect of federal, state, local and foreign income and other tax laws.

General

    We have elected to be treated as a REIT for federal income tax purposes. We currently expect to continue to operate in a manner that will permit us to maintain our qualification as a REIT. This treatment permits us to deduct dividend distributions to our stockholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its stockholders. There can be no assurance that we will continue to qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular year, we would be subject to federal income tax, including applicable alternative minimum tax, as a regular, domestic corporation, and our stockholders would be subject to federal income tax in the same manner as stockholders of such a corporation. Unless we are entitled to relief under provisions of the Code, we will not be allowed to re-elect REIT status for the four taxable years following the year in which we fail to qualify as a REIT. We could be subject to potentially substantial federal income tax liability in respect of each taxable year that we fail to qualify as a REIT. We will not be allowed to deduct distributions to our stockholders in years in which we do not qualify as a REIT. As a result, the amount of cash available for distribution to our stockholders could be significantly reduced or eliminated. In addition, we will not be required to make distributions by the Code if we do not qualify as a REIT. The following is a brief summary of certain technical requirements that we must meet on an ongoing basis in order to qualify, and to remain qualified, as a REIT under the Code.

Stock Ownership Tests

    Our capital stock must be held by at least 100 persons (the "100 Shareholder Rule"), and no more than 50% of the value of the capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year (the "5/50 Rule"). For purposes of the 100 Shareholder Rule only, most tax-exempt entities, including employee benefit trusts and charitable trusts (but excluding trusts described in Section 401(a) and exempt under Section 501(a) of the Code), are generally treated as individuals. These stock ownership requirements must be satisfied in each taxable year. We are required to solicit information from certain of our shareholders to verify ownership levels, and our articles of incorporation provide restrictions regarding the transfer of our shares in order to aid in meeting the stock ownership requirements. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status, unless, in the case of the 5/50 Rule requirement, the "good faith" exemption was available.

Asset Tests

    We must generally meet the following asset tests (the "REIT Asset Tests") at the close of each quarter of each taxable year: (a) at least 75% of the value of our total assets must consist of "Qualified REIT Real Estate Assets," government securities, cash and cash items (the "75% Asset Test"); (b) not more than 25% of the value of our total assets may be represented by securities not described in (a); (c) not more than 5% of the value of our total assets may be represented by securities of any one issuer, except with respect to a "qualified REIT subsidiary" or a "taxable REIT subsidiary"; (d) we may not hold securities having more than 10% of the total value or vote of the outstanding securities of any one issuer, except with respect to a taxable REIT subsidiary; and (e) in the case we hold securities of any qualified REIT subsidiary or taxable REIT subsidiaries, not more than 20% of the value of our total assets may be represented by securities one or more such taxable REIT subsidiaries.

    We do not expect that the value of securities of any one issuer not qualifying as Qualified REIT Real Estate Assets would ever exceed 5% of our total assets. We do not expect to own more than 10% of any one issuer's voting securities or more than 10% of the value of any issuer's securities, except for one corporation for which we expect to elect to be treated as a taxable REIT subsidiary. We intend to monitor closely the purchase, holding and disposition of our assets in order to comply with the REIT Asset Tests. In particular, we intend to limit and to diversify our ownership of any assets not qualifying as Qualified REIT Real Estate Assets to less than 25% of the value of our assets and to less than 5%, by value or vote, of any single issuer. If these limits are exceeded, we intend to take appropriate measures, including the disposition of nonqualifying assets, to avoid failing any of the REIT Assets Tests. For purposes of this discussion, Qualified REIT Real Estate Assets include interests in real property, mortgages secured by interests in real property and certain other assets.

Gross Income Tests

    We must generally meet the following gross income tests (the "REIT Gross Income Tests") for each taxable year: (a) at least 75% of our gross income (excluding gross income from prohibited transactions) must be derived from certain specified real estate sources, including rental income, interest on obligations secured by mortgages on real property or on interests in real property and gain from the disposition of Qualified REIT Real Estate Assets or "qualified temporary investment income" (i.e., income derived from the temporary investment of "new capital" within one year of the receipt of the capital) (the "75% Gross Income Test"); and (b) at least 95% of our gross income for each taxable year must be derived from sources of income qualifying for the 75% Gross Income Test, and certain other types of income, including dividends, interest and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire Qualified REIT Real Estate Assets) not held for sale in the ordinary course of business (the "95% Gross Income Test").

    We intend to maintain our REIT status by carefully monitoring our income, including income from liability hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In particular, we will treat income generated by our interest rate caps and other liability hedging instruments, if any, as nonqualifying income for purposes of the 95% Gross Income Tests unless we receive advice from counsel that the income constitutes qualifying income for purposes of this test. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) unanticipated decrease in our qualifying income which may result in the nonqualifying income exceeding 5% of gross income, we may be unable to comply with certain of the REIT Gross Income Tests. See "Taxation of the Company" below for a discussion of the tax consequences of failure to comply with the REIT provisions of the Code. For purposes of these gross income tests and the asset tests described above, a REIT is deemed to own a share of the income and assets of any partnership of which it is a member. In addition, for purposes of such tests, a REIT is deemed to directly own the income and assets of any qualified REIT subsidiary.

Distribution Requirement

    We must generally distribute to our stockholders an amount equal to at least 90% of our REIT taxable income before deductions of dividends paid and excluding net capital gain. For purposes of this provision, we will be required to demonstrate that our dividend payments, including any dividends associated with our dividend reinvestment plan, are not preferential.

Taxation of the Company

    In any year in which we qualify as a REIT, we will generally not be subject to federal income tax on that portion of our REIT taxable income or capital gain which is distributed to our stockholders and qualifies for a dividend paid deduction under the Code. We will, however, be subject to federal income tax at normal corporate income tax rates upon any undistributed REIT taxable income or capital gain. Notwithstanding our qualification as a REIT, we may also be subject to tax in certain other circumstances. For example, if we fail to satisfy either the 75% or the 95% Gross Income Test, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will generally be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% Gross Income Test multiplied by REIT taxable income and divided by gross income. We will also be subject to a tax of 100% on net income derived from any "prohibited transaction." Prohibited transaction means a sale or other disposition of property not held for investment and which is not foreclosure property. If we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to federal income tax on the income at the highest corporate income tax rate. In addition, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed amount of ordinary and capital gains net income from the preceding taxable year, we would be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year. We may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated. If we fail to qualify as a REIT in any taxable year, and certain relief provisions of the Code do not apply, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT would not be deductible by us, nor would they generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, we would also be disqualified from reelecting REIT status for the four taxable years following the taxable year in which we become disqualified.

Taxation of Taxable U.S. Stockholders

    When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distributions Generally

    Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

    To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. If we declare a dividend in October, November, or December of any calendar year which is payable to stockholders of record on a specified date in such a month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31 of the previous year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

    Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

    We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

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  include their proportionate share of our undistributed net capital gains in their taxable income;

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  receive a credit for their proportionate share of the tax paid by us in respect of our net capital gain; and

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  increase the adjusted basis of their stock by the difference between the amount of their share of our net capital gain and their share of the tax paid by us.

Passive Activity Losses and Investment Interest Limitations

    Distributions we make and gains arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gains relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Stock

    If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash or the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Information Reporting and Backup Withholding

    We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. A U.S. stockholder can meet this requirement by providing us with a properly completed and executed copy of Internal Revenue Service Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

    The Internal Revenue Service has ruled that amounts distributed as a dividend by a REIT will be treated as a dividend by the recipient and excluded from the calculation of unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property includes property, the acquisition or holding of which is financed through a borrowing by the tax-exempt U.S. stockholder.

    For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business tax income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. Any prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

    Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

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  is described in Section 401(a) of the Code; and

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  holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

    A REIT is a "pension-held REIT" if

  •
  it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust shall be treated, for purposes of the 100 Shareholder Rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

  •
  either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

    The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

  •
  the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

  •
  the total gross income of the REIT.

    A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

Taxation of Non-U.S. Stockholders

    The rules governing federal income taxation of "non-U.S. stockholders" are complex and no attempt will be made herein to provide more than a summary of such rules. As used herein, "non-U.S. stockholders" means beneficial owners of shares of our stock that are not U.S. stockholders.

    PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

    Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

    Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders under most treaties.

    Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current accumulated earnings and profits if our stock is not a U.S. real property interest because we are a "domestically controlled REIT" as discussed below. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sale exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed securities, will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

    Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. stockholders. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." Alternatively, a non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of its stock under FIRPTA if the shares are traded on an established securities market.

    Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if (i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gains from the sale of the stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

    We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

Possible Legislative or Other Actions Affecting REITs

    The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

PLAN OF DISTRIBUTION

    We may sell the common stock or preferred stock offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell these securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of our common stock or preferred stock will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

    Underwriters may offer and sell common stock or preferred stock at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell any of these securities on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

    Shares of common or preferred stock may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of these securities which is not expected to exceed that customary in the types of transactions involved.

    Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the these securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

    Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the common stock then being sold, if any is purchased.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

    In connection with the offering of the securities described in this prospectus and an accompanying prospectus supplement, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the security being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

    The underwriters in an offering of these securities may also create a "short position" for their account by selling more shares of common or preferred stock or a larger principal amount of debt securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the securities in the open market following completion of the offering or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of our securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

    Our common stock is listed on the New York Stock Exchange under the symbol "MFA." We have not issued any shares of preferred stock. Any underwriters or agents to or through which our securities are sold by us may make a market in our common stock or preferred stock, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any of our securities, including our common stock.

EXPERTS

    The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated into this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

    The validity of the common stock offered by this prospectus has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" is based on the opinion of Kutak Rock LLP.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional office Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our common stock is listed on the NYSE under the symbol "MFA," and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

    We maintain a site on the World Wide Web at www.mfa-reit.com. The information contained in our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

    We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2000 and our quarterly reports on Form 10-Q for the three months ended March 31, 2001 and six months ended June 30, 2001 with the SEC (File No. 1-13991), and those documents are incorporated herein by reference.

    Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

    You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to those documents which are not specifically incorporated by reference herein) without charge by writing or calling Mr. William S. Gorin, at America First Mortgage Investments, Inc., 399 Park Avenue, 36th Floor, New York, New York, 10022, telephone number (212) 935-8760.

8,000,000 Shares

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
COMMON STOCK

PROSPECTUS SUPPLEMENT

FRIEDMAN BILLINGS RAMSEY

Tucker Anthony Sutro
Capital Markets

Stifel, Nicolaus & Company
Incorporated

November 1, 2001

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AMERICA FIRST MORTGAGE INVESTMENTS, INC.
THE OFFERING
USE OF PROCEEDS
ADDITIONAL RISK FACTORS
SELECTED FINANCIAL DATA
CAPITALIZATION
MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK
MANAGEMENT
UNDERWRITING
EXPERTS
LEGAL OPINIONS
PRO FORMA BALANCE SHEET AS OF JUNE 30 2001 (UNAUDITED)
PRO FORMA STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)
PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 (UNAUDITED)
NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
$300,000,000 AMERICA FIRST MORTGAGE INVESTMENTS, INC. COMMON STOCK PREFERRED STOCK
Forward-Looking Statements

ABOUT THIS PROSPECTUS
AMERICA FIRST MORTGAGE INVESTMENTS, INC.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
USE OF PROCEEDS
RISK FACTORS
DESCRIPTION OF SECURITIES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL OPINIONS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE